EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$378	$468	$1,122	$1,365
Fixed charges excluding preferred stock dividends	52	64	160	199
Income for computation excluding interest on deposits	430	532	1,282	1,564
Interest expense excluding interest on deposits	38	50	117	157
One-third of rent expense	14	14	43	42
Preferred stock dividends	16	20	48	36
Fixed charges including preferred stock dividends	68	84	208	235
Ratio of earnings to fixed charges, excluding interest on deposits	6.32x	6.34x	6.18x	6.66x
Including Interest on Deposits
Income from continuing operations before income taxes	$378	$468	$1,122	$1,365
Fixed charges excluding preferred stock dividends	79	90	242	277
Income for computation including interest on deposits	457	558	1,364	1,642
Interest expense including interest on deposits	65	76	199	235
One-third of rent expense	14	14	43	42
Preferred stock dividends	16	20	48	36
Fixed charges including preferred stock dividends	95	110	290	313
Ratio of earnings to fixed charges, including interest on deposits	4.80x	5.06x	4.70x	5.25x